Exhibit 3.6

CERTIFICATE OF AMENDMENT

TO THE SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

FRESHPET, INC.

(a Delaware corporation)

Freshpet, Inc., a Delaware corporation (the “Corporation”), hereby certifies as follows:

FIRST: The name of this corporation is Freshpet, Inc.

SECOND: The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on November 12, 2004. The Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on October 25, 2006. The Second Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 23, 2010. A Certificate of Amendment was filed with the Secretary of State of the State of Delaware on November 28, 2011, a Certificate of Change of Registered Agent was filed with the Secretary of State of the State of Delaware on April 30, 2012, a Certificate of Amendment was filed with the Secretary of State of the State of Delaware on June 7, 2012, a Certificate of Amendment was filed with the Secretary of State of the State of Delaware on January 29, 2014 and a Certificate of Amendment was filed with the Secretary of State of the State of Delaware on April 25, 2014.

THIRD: The Second Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting the first paragraph of Article FOURTH in its entirety and substituting in lieu thereof a new first paragraph of Article FOURTH to read as follows:

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 235,250,000, consisting of 200,000,000 shares of common stock, par value one-tenth of one cent ($0.001) per share (“Common Stock”), and 35,250,000 shares of preferred stock, par value one-tenth of one cent ($0.001) per share (“Preferred Stock”). Upon the effectiveness of the filing of this Certificate of Amendment, each outstanding share of Common Stock shall automatically and without any action on the part of the respective holders thereof, be combined, reclassified and changed into 0.7396 shares of Common Stock; provided, however, in lieu of any fractional interests in shares of Common Stock to which any stockholder would otherwise be entitled pursuant hereto (taking into account all shares of capital stock owned by such stockholder), such stockholder shall be entitled to receive a cash payment equal to the fair value of one share of Common Stock multiplied by such fraction.

FOURTH: This Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been duly adopted by the stockholders of the Corporation in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation to be signed by Richard Kassar, its Chief Financial Officer, as of this 3rd day of October 2014.

FRESHPET, INC.

By:	/s/ Richard Kassar
Name:	Richard Kassar
Title:	Chief Financial Officer